Sit Investment Associates

October 2023

Global Investment Outlook and Strategy

- **Stock Valuations Increasingly Attractive in Highly Bifurcated Market**
- **U.S. Growth Resilient, but Premature to Sound All-Clear on Recession**
- **China's Economy Set to Recover Near Term, but Challenges Persist**
- **Higher for *Much* Longer Propels Long Rates Higher & Flattens Curve**
- **High Macro Uncertainties Necessitate Diversification & a Quality Bias**

Backup in Treasury Yields Hitting Markets, With Economic Fallout From Rate Hikes Growing

① U.S. Stocks Followed Bonds Lower in 3Q

S&P 500 Index vs. 10-Year U.S. Treasury Yield



② Growing Deficits Pressuring Treasury Yields

U.S. Federal Budget
$ Trillion



③ Real Fed Funds Rate Amply Restrictive

Real Fed Funds Rate
Percent



④ U.S. Economic Slowdown Unfolding

Evercore ISI Company Surveys
0 = Weak, 100 = Strong



Sources: Factset, Congressional Budget Office, Federal Reserve, Bureau of Economic Analysis, NBER, Evercore ISI, 9/30/23

Early Thoughts on 2024 Portfolio Positioning

Domestic equity markets lost some ground in the final two months of the third quarter as the sharp backup in longer-term bond yields began to align with the Federal Reserve's "higher for longer" mantra. The rise in yields also coincided with a seasonally weak period for stocks, with historic labor tensions and a probable U.S. federal government shutdown adding to already-wary market sentiment. We think stocks will recover modestly from broadly oversold conditions in the fourth quarter. Still, elevated interest rates and oil prices amid a weakening global economy will likely keep gains in check.

The U.S. economy has been resilient, and although the odds of a "soft landing" have risen somewhat in recent months, we maintain our base case for a relatively short and mild recession. The economy has yet to reflect the full effect of monetary tightening, and the recent move in long rates will likely hasten a slowdown. In addition, lower excess savings, slower job growth, tighter credit, resuming student loan payments, and higher oil prices will crimp consumer spending. In addition, economies outside the U.S., most notably Europe and China, are slowing sharply and are a downside risk to the outlook. However, decelerating growth and disinflation should set the stage for monetary easing in 2024.

Besides the impending economic slowdown, the recent surge in longer-term interest rates poses a challenge for equity valuations, which have also increased somewhat in 2023. Without question, the collapse in equity risk premiums and other relative valuation measures have made bonds appear increasingly attractive relative to stocks. While valuing stocks is always challenging as it entails assumptions about future earnings and interest rates, the so-called "Magnificent Seven" (or Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, & Tesla) have muddied the waters by distorting broad market gauges.

Future Assumptions Critical Amid Falling ERP

Market-Derived U.S. Equity Risk Premium



Source: BofA Research, 9/30/23

These seven stocks have soared year to date due to their size, stability, high earnings visibility, and perceptions about their respective prospects in artificial intelligence, resulting in bifurcated market valuations. The "Magnificent Seven" stocks are currently valued at just over 25 times 2024 projected earnings on average, contributing significantly to the market-capitalization-weighted S&P 500 Index's valuation of about 18 times. The median valuation of around 15 times for the rest of the S&P 500 stocks is reasonable, even in the elevated interest rate backdrop.

Big Tech Obscuring Attractive Valuations

S&P 500 Price-to-Earnings Multiples
Next Calendar Year



Source: FactSet, 9/30/23

Putting it all together, we believe U.S. equity valuations are reasonable. And, as has been the case throughout 2023, diversification and quality remain core tenets of our investment focus as we see a stock pickers' market enduring well into 2024. Diversification among sectors remains critical to our strategy due to our expectations for high market volatility/economic uncertainty (which argues against making outsized sector "bets") and the lack of clear sectoral valuation dislocations. Quality, as we view it, refers to firms with talented management teams, resilient business models, visibility in earnings and cash flows, and strong balance sheets. Firms with high debt, particularly those with near-term maturities, are in a difficult position due to the risks of higher debt servicing costs and a challenging economic backdrop.

Positive Market Backdrop for Stock Pickers

Avg. Pair-Wise Correlations of S&P 500 Stock Combos



Source: BofA Research, FactSet, 9/30/23

In terms of sectors, we believe technology, industrials, and healthcare provide the most compelling opportunities for investors seeking quality with attractive valuations. Given technology's broad themes, such as artificial intelligence, cyber security, cloud computing, and big data, we see attractive investments beyond the "Magnificent Seven." Also, although cyclical weakness may negatively affect the industrial sector, many firms are well-positioned to benefit from prominent trends in nearshoring, infrastructure, electrification, automation, and a cyclical recovery in commercial aerospace.

Health technology valuation multiples are increasingly attractive as the sector has underperformed the overall market considerably over the past year. We have used this opportunity to add to innovative firms capitalizing on influential demographic trends in numerous regions worldwide. Conversely, we are underweight consumer cyclical and financial stocks as labor markets are just beginning to weaken, with knock-on implications for credit costs for banks (on top of commercial real estate woes). Nonetheless, we expect attractive opportunities to emerge, possibly early in 2024, once valuations and earnings estimates more fully discount recessionary conditions.

Despite their quality orientation, in general, dividend-paying stocks have lagged significantly thus far in 2023 due to several factors, including investors' preference for tech shares (especially many non-dividend payers), sector-specific issues in dividend-focused sectors (e.g., banks, pharma, and energy), and higher interest rates negatively affecting sentiment on "bond proxy" groups (e.g., REITs, utilities, telecom, and consumer staples). We expect dividend-paying growth stocks to fare better as investors rotate toward firms with stable earnings as economic conditions soften. In addition, dividend yields should regain investor attention as interest rates reflect weaker growth. Importantly, despite a slowing earnings backdrop, most holdings within Sit Dividend equity portfolios continue to increase payouts, albeit at a more modest pace than in prior years.

Dividend Payers Temporarily Out of Favor
Performance of S&P 500 Dividend Payers vs. No Dividend



Source: FactSet, 9/30/23

Finally, we believe there are also excellent investment opportunities in mid- and small-cap companies, which are currently trading at significant discounts to larger-cap stocks after the recent underperformance. Smaller firms tend to be more highly leveraged to the economic cycle, and therefore, we expect volatility to remain high until investors have visibility on an economic recovery. While valuations appear to discount a softer economy in many cases already, we will likely add to positions opportunistically once equities fully factor in a recession.

Small-Caps at Steep Discount to Large-Caps
Relative Forward P/E: Russell 2000 vs. Russell 1000



Source: BofA Research, 9/30/23

Higher interest rates have pressured fixed income. But similar to equities, we believe the backdrop is attractive for security selection and tactical portfolio positioning. As the yield curve normalizes, we expect it to return to its typical positive, upward slope from short through long maturities. As such, we believe investments with two- to five-year maturities will benefit the most. We are adding to agency and non-agency mortgages and maintaining higher-quality corporate positions. Our primary objective remains the construction of portfolios designed to yield a significant income advantage, which we anticipate will be the primary driver of long-term outperformance.

Our tax-exempt strategy continues to stress income as the primary driver of return. As rates have increased, we are investing in higher coupon bonds, often with short and intermediate call provisions. Credit quality remains high, and we maintain a significant weight in the housing sector. However, the composition of our holdings in the housing sector has become more skewed towards single-family issues due to their shorter expected average lives from mortgage prepayments. Portfolios are barbelled with durations longer than benchmarks but are becoming modestly less barbelled this year due to an increased ability to source bonds with more varied call provisions at attractive yields.



U.S. Real GDP Resilient, but Premature to Sound All-Clear on Looming Recession

The U.S. economy continues to defy the perennial consensus prediction of a recession. Despite this, 14 of the 20 Wall Street economists surveyed by Bloomberg remain in the recession camp. And we believe they have worthy reasons for doing so. Almost every leading indicator we track implies a downturn still looms. At the same time, the economy is in uncharted territory. The global pandemic, related supply logjams, substantial stimulus, and shifts in consumer behavior have created all sorts of distortions. If this time truly is different, it is conceivable that even our most tried and true recession bellwethers could be giving false signals. Instead, we think excess savings drawdowns and stimulative fiscal policies have merely delayed the onset of a recession by counteracting the impacts of aggressive monetary tightening. As a result, economic growth, at least based on GDP, has been resilient and accelerated in the third quarter. However, despite the recent upward revisions in real GDI that reduced the gap with real GDP, the two measures (which should theoretically equal) still paint different pictures of the economy (Exhibit 1). In the end, we expect healthy household and corporate balance sheets to backstop a brief and mild Fed-induced recession, with "higher-for-longer" interest rates a notable downside risk.

Higher for Longer Rates Increase Probability of Federal Reserve Policy Error

The soft-landing narrative may prevail if businesses continue to hoard workers and the Federal Reserve (Fed) can soon pivot to rate cuts on easing inflation. However, fearing a resurgence in above-target inflation if not snuffed out decisively (akin to the 1970s), the Fed will likely err on the side of remaining restrictive for too long. The persistently tight job market, excess savings-supported spending, and pro-cyclical fiscal stance have kept core inflation relatively sticky and the Fed on the offensive. While the headline PCE inflation rate has halved in the last 14 months (primarily due to energy), core inflation has been more persistent, hovering above +4.0 percent until recently. Rents and home price data, which lead shelter inflation by about 12-18 months, indicate core PCE inflation will continue to decline in the months ahead. But slashing core PCE services inflation, the Fed's new-found wage growth proxy, may prove more challenging given limited labor market slack (Exhibit 2). Resilient GDP growth has given the Fed some cover to tighten thus far. Yet, it will soon face the difficult choice of remaining resolute on inflation until the bitter end or allaying growing economic pressures. The fiscal thrust will reverse into 2024, and slowing job growth, tightening credit, rising interest rates, ebbing excess savings, resuming student loan payments, and increasing oil prices are poised to crimp consumer spending.

U.S. No-Landing Scenario Diminishes Intermediate-Term Growth Potential

So what if the U.S. successfully dodges a recession, then what? We believe it very well may be a case of being careful what we wish for. Based on the Congression Budget Office's projections of potential GDP (the economy's maximum sustainable output), the economy currently has



Exhibit 1: U.S. Gross Domestic Product vs. Income
Real, SAAR, Trillions

Source: Bureau of Economic Analysis, 9/28/23



Exhibit 2: U.S. Core PCE Price Index*
Y/Y Percent

*excludes food and energy

Source: Bureau of Economic Analysis, 9/29/23



minimal slack, implying a pickup in growth could readily re-accelerate inflationary pressures. In all fairness, potential GDP is inherently difficult to measure with high accuracy, and post-pandemic distortions have likely made it more so. However, the job market is remarkably tight despite the additional 3.2 million people pulled into the workforce vis-à-vis the end of 2019. While job openings are declining, over 1.5 positions per unemployed person are still available. In addition, the Bureau of Labor Statistics projects the labor force will grow at an annualized pace of only +0.4 percent over the next decade, possibly sustaining upward pressure on wages and limiting output growth. Positively, the number of H-1B and H-2B work visa approvals continues to rise steadily, helping employers fill positions. Still, absent a productivity boom, demographic trends imply a protracted period of below-trend GDP growth. A recession would at least allow slack to build in the economy and inflation pressures to reset, setting the stage for more sustainable growth over subsequent years.

China's Growth Set to Recover Near Term, but Medium-Term Challenges Persist

After a very weak July, recent economic data and government stimulus measures imply China's GDP growth troughed and will recover, at least in the near term. August manufacturing PMIs, trade, credit, industrial production, and retail sales improved compared to the prior month. In addition, government easing has been incremental but extensive since July and has picked up pace since mid-August (Exhibit 3). As these policies feed through the economy, growth should improve further. All considered, China may be back on track to achieve its 2023 growth target of around +5.0 percent. However, looking beyond the near-term cyclical recovery, structural headwinds remain and will cap economic growth upside in the medium term. In addition to demographic challenges, we are closely monitoring the property market. It remained a drag in August, with sluggish sales and falling property investment. The momentum in property sales improved modestly after the latest easing measures tied to mortgage rates and down payments, but funding for property developers remains constrained. In our view, the newest policy easing measures are most likely insufficient. Without more significant policy actions, particularly on the supply side, the property market will continue to threaten the broader economy.

High Inflation and Interest Rates Clobbering Euro Area Economy

Euro Area real GDP has flatlined for the four quarters ending June 30 and is only slightly above its pre-pandemic peak (Exhibit 4). Much of the region remains mired in a stagflationary funk, with aggressive monetary tightening to tackle still-high inflation adding to the economic pain. Warmer-than-seasonal winter weather and a short-lived rebound in demand helped the Euro Area avert a technical recession in the first half of 2023. But its luck ran out in the third quarter. As per PMI data, the services sector fell into contraction to join an already-ailing manufacturing sector. Hence, we expect a mild second-half recession that could persist into 2024 as the lagged impacts of monetary tightening and stricter bank lending standards depress economic growth. While the European Central Bank has likely hit the pause button on additional rate hikes, it has embraced the "higher-for-longer" mantra. Headline CPI has steadily moderated, coming in at

---

Exhibit 3: Latest Chinese Govt. Easing Measures

Measure Type: ● Monetary ■ Credit ◆ Property ▲ Fiscal

8/15	●	PBoC cut the 1-yr. MLF rate by 15bps & 7-day OMO rate by 10bps
8/17	●	PBoC reiterates supportive monetary policy stance and stability in its Q2 monetary policy report
8/21	■	PBoC cut 1-yr. LPR by 10bp and left 5-year LPR unchanged
8/25	◆	Regulators loosened definition of first-time buyers for mortgages
8/27	◆	China halves the stamp duty on securities transactions
8/31	■	PBoC & NAFR cut interest rates for existing first-home mortgage
8/31	■	PBoC & NAFR cut the minimum downpayment ratio and mortgage rate for 1st and 2nd home buyers
8/31	▲	State council raises tax deduction for infant care, kids' education and elderly care
9/1	●	PBoC to cut RRR for FX deposits, effective Sept. 15th
9/14	●	PBoC announced a 25bp RRR cut, effective Sept. 15th

Source: Goldman Sachs, Sit Investment Associates, 9/30/23

Exhibit 4: Euro Area Gross Domestic Product
Indexed, 12/31/2019 = 100



*Germany, France, Italy, & Spain ≈ ¾ of Euro Area GDP

Source: Eurostat, 9/30/23



+4.3 percent year over year in September compared to the October 2022 peak of +11.6 percent. On the other hand, core CPI is still above +6.0 percent and has been much slower to ebb. As a result, overnight index swaps now discount only modest interest rate cuts by the end of 2024. However, the labor market is strong, and much like U.S. peers, Euro Area companies seem hesitant to reduce headcount despite weakening growth. Moreover, increasingly positive real incomes and largely unspent excess savings provide some downside support.

Japan's Services Recovery to Wane; Monetary Policy to Become Headwind

We expect Japan's GDP growth to moderate from its +2.4 percent annualized pace since March 2022 as the services recovery enters its later innings and efforts to normalize monetary policy become a headwind. Pent-up services demand, a tightening labor market, and improving wage growth have buoyed consumer confidence and lifted spending for the past 18 months, helping growth to outpace consensus expectations broadly. A steady recovery in tourism has also been a significant boost, with the number of visitors nearing pre-pandemic levels. Inflation readings, however, continue to rise, negatively impacting real incomes and prompting the Bank of Japan to act (Exhibit 5). The Bank of Japan lifted (again) its tolerated range for ten-year government bond yields in July as it attempts to normalize policy gradually. But the process is fraught with risk. If it acts too slowly, the Bank of Japan risks falling behind the inflation curve. Prolonged easy monetary policy would likely pressure an already-weakened yen and exacerbate the terms of trade disadvantage, a decided negative for the highly indebted, import-dependent nation. If it acts too quickly, the Bank of Japan could endanger its long-sought escape from deflation and tip the economy into recession. The manufacturing sector has contracted ten out of the last eleven months and is particularly vulnerable to tighter (or less easy) monetary policy.

A Resurgence in Emerging Market Inflation Will Delay Further Interest Rate Cuts

Interest rate cuts in some emerging market (EM) countries may have been premature as robust domestic demand, climbing energy prices, higher food costs, and depreciating local currencies against the U.S. dollar give rise to a resurgence in consumer inflation. Interest rates will likely not fall as soon or as much as previously planned as central banks try to cool their economies enough to bring inflation under control without causing a recession. Consequently, we revised our 2023 EM GDP forecast to +3.9 percent from +4.3 percent due to lower economic growth in China and higher interest rates. GDP growth will be paced by India, at +6.2 percent in fiscal 2024, led by strength in services and consumption. However, a continued rise in oil prices is a notable risk to our outlook, especially for the import-dependent economies of Thailand, South Korea, and India (Exhibit 6). Brent crude prices have risen +7.2 percent to $92.11 per barrel year-to-date. In addition, weaker local currencies relative to the U.S. dollar are raising import costs. The currencies of South Africa, South Korea, and China have fallen -10.1, -6.7, and -5.5 percent against the U.S. dollar year-to-date, respectively. Still, we expect inflation pressures to subside as global supply chains improve, likely leading to renewed interest rate cuts in 2024.

Exhibit 5: Japan Consumer Price Index
Y/Y Percent



Source: Ministry of Internal Affairs and Communications, 9/30/23

Exhibit 6: Impact of US$10 Oil Price Increase
Consumer Inflation (%)



Source: Morgan Stanley, 9/17/23

Sit Investment Associates

Global Macro: Other Notable Data Points

U.S. Real GDP Growth Likely Accelerated in 3Q

U.S. 3Q23 Real GDP Estimates
Q/Q SAAR Percent



Source: Federal Reserve Bank of Atlanta, FactSet, 10/6/23

Positive Economic Surprises Have Likely Peaked

Economic Suprise Index
United States



Source: Citi Research, 9/30/23

U.S. Economy Near Max Sustainable Output

U.S. Output Gap*
Percent of Potential GDP



*Actual GDP minus Potential GDP

Source: BEA, Congressional Budget Office, NBER, 9/28/23

Above-Trend Workforce Also Shows Little Slack

U.S. Civilian Labor Force
Seasonally-Adjusted, Millions



Source: Bureau of Labor Statistics, NBER, 10/6/23

NFIB Survey Implies Unemployment Rate Rise

NFIB Hiring Plans* vs U.S. Unemployment Rate



*NFIB small business survey: net percentage of respondents planning to increase minus decrease total employees in the next three months

Source: BLS, National Federation of Independent Business, 10/6/23

Inversion Leads Job Cuts by One to Two Years

U.S. Initial Unemployment Claims After Yield Curve Inversion



Source: Piper Sandler, 10/5/23

Global Macro: Other Notable Data Points (Cont'd)

NFIB Survey Points to Pause in Inflation Drop

NFIB Price Plans* vs. Headline PCE Price Index



Net % Planning $ Hike, Adv. 3M, LHS
Headline PCE , Y/Y%, RHS
*Net percent ("higher" minus "lower") in the next three months
60
50
40
30
20
10
0
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
'04 '06 '08 '10 '12 '14 '16 '18 '20 '22 '24

Source: BEA, National Federation of Independent Business, 9/29/23

NY Fed Model = High Probability of Recession

Probability of a U.S. Recession
Predicted by Treasury Spreads (12 Months Ahead)



80%
70%
60%
50%
40%
30%
20%
10%
0%
1984 1989 1994 1999 2004 2009 2014 2019 2024

Source: Federal Reserve Bank of New York, NBER, 9/10/23

Untenable U.S. Debt May Limit Policy Options

U.S. Federal Debt vs. Nominal GDP
$ Trillion



Federal Debt
Nominal GDP
$35T
$30T
$25T
$20T
$15T
$10T
$5T
$0T
1953 1963 1973 1983 1993 2003 2013 2023

Source: U.S. Treasury, Bureau of Economic Analysis, 9/30/23

Property Fallout Clouds China's GDP Outlook

Investment in Chinese Residential Buildings
Chinese Yuan, Monthly, Y/Y Percent



25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23

Source: National Bureau of Statistics, 9/30/23

China's Gradual Stimulus May Not Be Enough

China Credit Impulse* vs China Manufacturing PMI



*Change in new credit issued as a percent of GDP
35
30
25
20
15
53
52
51
50
49
48
47
'13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 ''24E
China Credit Impulse Index, 8-Month Lead, LHS
China Mfg. Purchasing Mgrs.' Index, 3MMA, RHS

Source: Bloomberg, National Bureau of Statistics, 9/30/23

China on Cusp of Historic Demographic Shift

China's Population, Historical & Projected
Millions of Persons



1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
1960 1980 2000 2020 2040 2060 2080
USCB Projections
SASS Projections

Source: U.S. Census, Shanghai Academy of Social Sciences, 9/30/23

8 Sit Investment Associates



Fixed Income: Environment and Strategy

Higher for *Much* Longer Message Sends Long Rates Higher and Flattens Curve

Investors largely anticipated the hawkish hold the Federal Reserve (Fed) communicated after its September policy meeting. However, longer-dated Treasury yields increased in response to the higher-for-longer message, with the Fed lifting its projection for the fed funds rate for year-end 2024 to +5.1 percent from +4.6 percent (Exhibit 7). We think the yield curve will continue shifting from inversion to flattening, eventually reverting to an upward slope. Inversion is not a natural shape for the yield curve due to term premiums for longer-maturity debt, a concept well-established in fixed-income markets. The yield curve's flattening happened in earnest in the third quarter, driven by the rise in longer-term rates. The 10-year Treasury yield of over +4.60 percent is the highest since 2007. And the 30-year peak was almost +4.7 percent, the highest rate since 2011. As the negative impact of Fed rate hikes flows through to consumer and commercial loans resetting at higher interest rates, we believe economic growth will slow in the coming quarters. As it becomes clear the Fed's current interest rate policies are overly restrictive, we expect declines in the yields of shorter maturity debt to return the yield curve to its typical upward-sloping shape, with longer-term rates stable to moderately increasing.

Corporate Bonds Hold Steady; Mortgages Are Attractive

Investment grade corporate new issuance was about $290 billion in the third quarter of 2023, approximating the prior year's amount, and investor demand has absorbed the supply without any apparent market impact. Spreads were well-behaved during the quarter, ranging between 112 and 125 basis points and ending at 120 basis points. By broad corporate sector, utility bonds did best in the quarter, tightening by ten basis points, industrial bonds were four basis points better, and finance bonds were unchanged. We stayed discriminating in our corporate bond investments due to tight spreads and our view of a weaker economy. We saw value in specific bank, health industry, utility bonds, and some bonds secured by mobile phone cell tower leases. Additionally, we see compelling opportunities in the mortgage sector, both agency and non-agency. We believe housing supply will remain tight, and low turnover rates driven by existing homeowners' reluctance to give up low mortgage rates will continue, providing support for home prices and mortgage market credit quality. We view mortgage-backed bond yields and their modest duration as offering attractive return potential and have been increasing our exposure to those bonds where they align with portfolio strategies.

Taxable Fixed Income Strategy

Continued strength in the labor market will help reduce supply-demand imbalances, resulting in lower inflation and, ultimately, a more neutral Fed policy. As the yield curve normalizes, we expect it to return to its typical positive, upward slope from short through long maturities. As such, we believe investments with two- to five-year maturities will benefit the most. Corporate spreads remain tight, and we are not seeing as many strong risk-return opportunities as earlier in the year. The shape of the yield curve and its impact on the mortgage market has resulted in attractive investment opportunities. Our primary objective remains the construction of portfolios designed to yield a significant income advantage, which we expect will be the primary driver of long-term outperformance. We forecast further declines in inflation and interest rates over the next 12 to 24 months, which will drive strong fixed-income market returns.

Exhibit 7: Federal Reserve's Summary of Economic Projections, September 2023

Percent	Median				Range			
	2023	2024	2025	2026	2023	2024	2025	2026
Change in real GDP	2.1	1.5	1.8	1.8	1.8–2.6	0.4–2.5	1.4–2.5	1.6–2.5
June 2023 projection	1.0	1.1	1.8		0.5–2.0	0.5–2.2	1.5–2.2	
Core PCE inflation	3.7	2.6	2.3	2.0	3.5–4.2	2.3–3.6	2.0–3.0	2.0–2.9
June 2023 projection	3.9	2.6	2.2		3.6–4.5	2.2–3.6	2.0–3.0	
Federal funds rate	**5.6**	**5.1**	**3.9**	**2.9**	**5.4–5.6**	**4.4–6.1**	**2.6–5.6**	**2.4–4.9**
June 2023 projection	5.6	4.6	3.4		5.1–6.1	3.6–5.9	2.4–5.6	

Source: Federal Reserve, 9/20/23

Municipal Bond Yields Surge with U.S. Treasury Yields During Third Quarter



As shown in Exhibit 8, yields on high-grade tax-exempt municipals increased by about 70-90 basis points during the third quarter of 2023, more than comparable maturity U.S. Treasuries across the yield curve. As a result, yield ratios or high-grade tax-exempt municipal yields as a percentage of comparable maturity U.S. Treasury yields cheapened during the quarter as tax-exempt bonds underperformed Treasuries. Yields generally rose the most in the 10- to 30-year maturity range. Most of the increase in bond yields occurred during the last two months of the quarter, with the pace rising each month. Credit spreads on municipal bonds generally did not change much during the quarter.

Weak Third Quarter Puts Most Muni Bond Indices Into Negative Territory for Year

Like taxable bond index performance, tax-exempt bond index performance has turned negative year-to-date 2023 (Exhibit 9). Returns on longer municipal bonds were weaker than those on shorter bonds, given the upward shift in the municipal yield curve. Healthcare and housing bonds were the worst-performing revenue bond sectors in the Bloomberg indices during the third quarter, although they are also the longest duration. Tax-exempt bond yields are at the highest levels since last October and, in some cases, since late 2011. Moreover, taxable municipal bonds continue to yield more than corporate bonds with similar credit ratings and structures even after outperforming this year.

Fund Flows Weak, and New Issue Supply of Municipal Bonds Remains Light

Fund flows remained slightly weak during the third quarter, with eight weeks of outflows and five weeks of inflows, resulting in approximately $3.9 billion of net outflows. Year-to-data, tax-exempt bonds have had $12.0 billion of net outflows in 2023 versus $91.5 billion in the first nine months of 2022. There has been nearly $275 billion of municipal issuance during the first nine months of 2023, the lightest amount for the first nine months of the year since 2018. Secondary trading volume remains elevated, likely due to having attractive reinvestment opportunities with higher bond yields. Although fund flows remain weak, new issue supply has been manageable, and secondary market liquidity has generally been good.

High Municipal Bond Yields Present a Favorable Investment Opportunity

Municipal credit quality remains strong due to favorable tax collections for tax-backed entities and a resilient economic environment. We believe most of this quarter's rate movement has resulted from the bond market accepting the Federal Reserve's messaging that it plans to keep rates higher for longer. Inflation has come down markedly from the higher levels experienced during the last few years, but it needs to decrease more to reach the Fed's 2.0 percent target. Bond market performance in general, and municipal bonds specifically, may continue to be choppy over the near term. Regardless, yields on many municipal bond structures are the highest in the last decade and at levels that have historically been quite attractive entry points.

Exhibit 8: Tax-Exempt Yield Curve
Municipal Market Data (MMD) AAA GO Yield Curve



Source: Thomson Reuters, 9/30/23

Exhibit 9: Municipal Bond Index Returns

	3Q23	YTD		3Q23	YTD
Muni Bond	-3.95	-1.38	GO Bond	-4.10	-2.01
3-Year	-1.03	-0.14	Revenue Bond Index	-4.04	-1.16
5-Year	-2.03	-0.86	Electric	-3.41	-1.11
7-Year	-2.85	-1.39	Hospital	-4.78	-1.54
10-Year	-3.65	-1.57	Housing	-4.66	-2.12
Long	-6.66	-2.03	IDR/PCR	-2.73	-0.06
AAA	-4.34	-2.35	Tranportation	-3.69	-0.48
AA	-3.89	-1.58	Education	-4.32	-1.83
A	-3.69	-0.58	Water & Sewer	-4.02	-1.72
BAA	-4.49	-0.24	Tobacco Index	-2.52	0.93

Source: Bloomberg, 9/30/23

Fixed Income: Other Notable Data Points

Fed Says Rates Will Be Higher for *Much* Longer
FOMC Median Fed Funds Rate Projections, Percent



Source: Federal Reserve, 9/20/23

Curve Flattening Driven by Rise in Long Rates
U.S. Treasury Yield Curve



	1M	3M	6M	1Y	2Y	3Y	5Y	7Y	10Y	30Y
6/30	5.13	5.31	5.46	5.42	4.87	4.49	4.13	3.97	3.81	3.85
9/30	5.38	5.46	5.55	5.47	5.04	4.80	4.61	4.61	4.57	4.70
	0.24	0.14	0.09	0.06	0.17	0.31	0.48	0.64	0.76	0.85

Source: FactSet, 9/30/23

U.S. Treasury Yield Curve Inversion Ending
U.S. Treasury Spreads



Source: FactSet, NBER, 9/30/23

Term Premium Signals Return to Upward Slope
Ten-Year Term Premium
Percent

The term premium is the compensation investors require for holding a long-term bond compared to rolling over a series of short-term bonds with lower maturity. If the term premium is negative, it represents what investors are willing to pay in order to lock in a long-term return.



Source: Piper Sandler, 9/30/23

Issuance Putting Upward Pressure on Yields
U.S. Treasury Gross Issuance
Trillions



Source: SIFMA, 10/4/23

Corp. Spreads Stable While Mortgages Widen
Bloomberg U.S. Aggregate Option-Adjusted Spreads



Source: Bloomberg, 9/30/23

Global Equities: Environment and Strategy



Investors entered the third quarter hopeful the U.S. economy would dodge a recession. But the surge in longer-dated Treasury yields on robust economic activity during the quarter, increased prospects for "higher for longer" rates, and a deteriorating fiscal outlook dented stock valuation multiples and the soft-landing narrative. As a result, the S&P 500 Index tumbled -4.8 percent (on a total return basis) in September, bringing third-quarter and year-to-date 2023 returns to -3.3 and +13.1 percent, respectively. Excluding the "Magnificent Seven" stocks (or Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla), the rest of the S&P 500 returned a modest +2.6 percent on a cap-weighted basis for the first nine months of the year. The S&P 500 Index has historically produced some of its highest returns in the fourth quarter, which should help buoy investor sentiment.

We believe global equity markets will be especially volatile over the near- to intermediate-term as investors struggle with a complex and dynamic backdrop. The interplay between corporate earnings, interest rates, politics, and international developments (e.g., China, Russia-Ukraine, and now the Israel-Hamas conflict) will determine market direction. With mild recession as our base-case forecast, quality remains the focus of our stock selection process, and we welcome bouts of equity market volatility to opportunistically "upgrade" portfolios. We are paying particular attention to companies where valuations already discount recessionary conditions and a weaker near-term earnings outlook or those with strong earnings visibility. Secular drivers have supported earnings visibility (and positive market returns) for two favored sectors: technology and capital goods. While strong visibility and quality have been the underlying factors driving many market outperformers this year, we believe "contrarian" opportunities are emerging in the healthcare sector as investors have overlooked sustainable growth drivers.

The healthcare sector has underperformed the broader market year to date as investors worry about several issues, including the potential impacts of weight loss drugs on the volume growth of procedures and medical devices, anti-corruption initiatives on Chinese procedure volumes, and new regulations to reduce prescription drug prices. The steep rise in interest rates has also factored into the healthcare sector's price-to-earnings multiple contraction, with the impact felt disproportionately by small- and mid-cap stocks. While third-quarter sector fundamentals will be affected by normal seasonality, most management teams expect utilization to remain strong in the back half of the year. Notably, the data we track from the Centers for Disease Control and Prevention and others point to fewer Covid-related disruptions versus the past few years, providing an added tailwind to industry performance. The healthcare sector is poised to deliver sustainable high-single to low-double-digit earnings growth in the coming years, driven by aging demographics, innovation, and durable procedure/product demand. Although most valuation metrics for the sector appear modestly elevated compared to historical levels, we note that recession prospects remain relatively high, and sector-wide earnings growth likely has less potential downside than the overall market in a shallow recession scenario.

For international portfolios, we remain positive on equities in China, South Korea, Singapore, India, Australia, Mexico, and Brazil. While Beijing is stepping up stimulus measures, investors are skeptical about the economic impact and are increasingly cautious about China's growth prospects. The strong U.S. dollar is not helping either. Considering the risk-reward, we remain constructive on the Chinese market. While the U.S.-China relationship seems to be stabilizing or at least not worsening, we are still waiting for macro recovery to play out fully. Our approach to a diversified portfolio remains unchanged. Our earnings recovery plays include the online travel industry, restaurants, Macau gaming, life insurance, and internet space. For defensive plays, we are keeping our exposure in consumer staples, healthcare, and utilities. Furthermore, we are sticking with our positioning to secular trends such as clean energy and AI.

Global Equities: Other Notable Data Points

S&P 500 YTD Gains Largely Due to Seven Stocks

S&P 500 Index Price Returns
12/31/22 = 100



Source: FactSet, 9/30/23

Historically Narrow Equity Market Breadth YTD

Percentage of S&P 500 Stocks Outperforming Index



Source: FactSet, 9/30/23

Bottom-Up EPS Do Not Yet Reflect Recession

S&P 500 Consensus EPS Estimates
Bottom-Up, Calendar Year



Source: FactSet, 9/30/23

Earnings Recessions > Economic Recessions

Peak-to-Trough U.S. Real GDP and S&P 500 EPS Declines
Percent



Source: FactSet, 9/30/23

Appreciating U.S. Dollar an Earnings Headwind

S&P 500 Upward EPS Revisions vs. TW* US$ Index



Source: FactSet, Federal Reserve, 9/30/23

Highest Returns Historically Produced in 4Q

Seasonality of S&P 500 Index Price Returns
Average M/M Percent Returns for Last 30 Years



Source: FactSet, 9/30/23

Sit Investment Associates

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